Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Canadian National Railway Company
                                                   Commission File No. 333-94399


[CN LOGO]                                                            [BNSF LOGO]



FOR IMMEDIATE RELEASE

               BNSF, CN AND WESTERN COAL TRAFFIC LEAGUE SAY STB'S
            LEGAL JUSTIFICATION FOR RAIL MERGER MORATORIUM IS FLAWED

FORT WORTH, Texas, and MONTREAL, May 24, 2000 -- Burlington Northern Santa Fe Corporation (NYSE: BNI) ("BNSF"), Canadian National Railway Company (TSE: CNR;
NYSE: CNI) ("CN") and the Western Coal Traffic League ("WCTL") said today in a joint court reply brief that the Surface Transportation Board ("STB") has advanced a fundamentally flawed legal defense of its rail merger moratorium.

BNSF, CN and WCTL said the STB was wrong in telling the U.S. Court of Appeals for the District of Columbia Circuit that it has the statutory right to impose the moratorium. The three parties said the STB has an explicit statutory mandate - established by the U.S. Congress - requiring it to process rail merger applications expeditiously under strict deadlines, and to approve mergers that are consistent with the public interest. The parties have asked the court to overturn the 15-month moratorium because it contravenes the STB's governing statute.

BNSF, CN and WCTL filed their reply brief with the appeals court pursuant to that court's April 25 decision granting them expedited judicial review of the moratorium. The STB imposed the moratorium while it reviews its non-binding railroad merger guidelines.

Oral argument before the appeals court is scheduled for June 13, 2000, in Washington.

The moratorium, invoked by the STB on March 17, 2000, has blocked BNSF and CN from filing a common control application with the STB, as BNSF and CN believe they are entitled to do under applicable law.

The WCTL has not expressed support for, or opposition to, the proposed BNSF/CN combination, but opposes the moratorium.

BNSF and CN announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western

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and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the BNSF/CN combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

The Western Coal Traffic League is a voluntary organization whose membership consists entirely of utility shippers of coal mined west of the Mississippi River and transported by rail. WCTL members annually ship and receive more than 100 million tons of coal.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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CN contact:                                                 BNSF contact:
Mark Hallman                                                Dick Russack
(416) 217-6390                                              (817) 352-6425